BAYTEX ANNOUNCES 2024 BUDGET AND FIVE-YEAR OUTLOOK WITH CONTINUED FOCUS ON FREE CASH FLOW GENERATION AND SHAREHOLDER RETURNS

CALGARY, ALBERTA (December 6, 2024) - Baytex Energy Corp. ("Baytex") (TSX: BTE) (NYSE: BTE) announces that its Board of Directors has approved a budget for 2024 exploration and development expenditures of $1.2 to $1.3 billion, which is designed to generate average annual production of 150,000 to 156,000 boe/d.

"Our 2024 budget and five-year outlook demonstrates the strength of our diversified oil-weighted portfolio in western Canada and the Eagle Ford shale in Texas. In 2024, we intend to progress the Pembina Duvernay, further delineate our Clearwater and Mannville heavy oil position, and deliver strong drilling and completion performance in the Eagle Ford. Our business is underpinned by strong drilling economics and greater than ten years inventory across our portfolio, and our commitment to shareholder returns is expected to drive meaningful per-share growth in production and free cash flow," commented Eric T. Greager, President and Chief Executive Officer.

Highlights of the 2024 Budget

• Free Cash Flow(4) Based on the forward strip(2), we expect to generate approximately $530 million of free cash flow in 2024.

• Reinvestment Rate(1) Exploration and development expenditures represent approximately 60% of forecast EBITDA(2)(3).

• Production Growth. Our 2024 production guidance (at the mid-point) represents a 1% to 2% increase from forecast H2/2023 production guidance (7% increase on a per-share basis(6)), adjusted for the previously announced sale of our Forgan and Plato assets in the Viking.

• Capital Efficiency(7) Our capital program is expected to generate capital efficiencies of approximately $22,000 per boe/d across the portfolio.

• Capital Allocation. We plan to direct 60% to 65% of our exploration and development expenditures to our Eagle Ford light oil assets in the United States and 35% to 40% to our Canadian assets. In Canada, our capital program is expected to be equally split between light oil and heavy oil.

• Shareholder Returns. We intend to allocate 50% of free cash flow to share buybacks and our base dividend and 50% of free cash flow to further strengthen the balance sheet.

Tax Reassessment Update

On November 13, 2023 we provided an update with respect to certain tax reassessments received from the Canada Revenue Agency. While we remain confident in our position, we have purchased $272.5 million of insurance coverage to help manage the litigation risk associated with this matter. The policy premium (inclusive of applicable taxes) was approximately $60 million.

(1) Reinvestment rate is a supplementary financial measure calculated as exploration and development expenditures expressed as a percentage of EBITDA for the applicable period.

(2) 2024 pricing assumptions: WTI - US$73/bbl; WCS differential - US$16/bbl; NYMEX Gas -  US$2.90/MMbtu; Exchange Rate (CAD/USD) - 1.35.

(3) Calculated in accordance with the amended credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

(4) Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(5) Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

(6) Includes impact of share buyback program.

(7) Supplementary financial measure calculated as total exploration and development expenditures divided by the initial first year production profiles of developed wells for the applicable period.

2024 Budget

The 2024 capital program is expected to be 55% weighted to the first half of the year. Based on the mid-point of our production guidance of 153,000 boe/d, approximately 60% of our production is in the Eagle Ford with the remaining 40% in Canada. Our production mix is forecast to be 84% liquids (46% light oil and condensate, 25% heavy oil and 13% natural gas liquids) and 16% natural gas, based on a 6:1 natural gas-to-oil equivalency.

In 2024, we intend to progress the Pembina Duvernay, further delineate our Clearwater and Mannville heavy oil acreage, and deliver strong drilling and completion performance in the Eagle Ford.

In our Canadian light oil business unit, we expect to bring onstream seven net wells in the Pembina Duvernay and 93 net wells in the Viking. In our Canadian heavy oil business unit, we expect to bring onstream 35 net Peavine Clearwater wells, 9 net wells at Peace River, 40 net Lloydminster Mannville wells and 4.5 net wells at Morinville. Our budget also includes continued exploration across our heavy oil portfolio with up to 14 stratigraphic test wells planned. In our U.S. light oil business unit, we expect to bring 62 net Eagle Ford wells onstream, including 46 net operated wells.  For 2024, we are targeting an 8% improvement in our operated drilling and completion costs per completed lateral foot over 2023.

Shareholder Returns

In 2023, we increased direct shareholder returns to 50% of free cash flow(1) which allowed us to increase the value of our share buyback program and introduce a dividend. The remainder of our free cash flow continues to be allocated to the balance sheet.

Our normal course issuer bid allows for the purchase of up to 68.4 million common shares during the 12-month period ending June 28, 2024. Through November 30, 2023, we repurchased 39.1 million common shares for $215 million, representing 4.5% of our shares outstanding, at an average price of $5.49 per share. In addition, we currently pay a quarterly dividend of $0.0225 per share ($0.09 per share annualized).

Five-Year Outlook

Our updated five-year outlook (2024 to 2028) demonstrates our financial and operational sustainability and ability to generate meaningful free cash flow. We are committed to a disciplined, returns-based capital allocation philosophy that drives increased shareholder returns on a per-share basis. We expect to generate annual production growth of 1% to 4% during the plan period, with production reaching approximately 170,000 boe/d in 2028.

Highlights of our five-year outlook, based on a constant US$70/bbl WTI price(2), include:

• 60% reinvestment rate(3) with annual exploration and development expenditures of $1.2 to $1.4 billion.

• Production per share(4) (boe/d per thousand shares) increases approximately 35% from 2024 to 2028.

• Free cash flow per share(1)(4) increases approximately 90% from 2024 to 2028.

• Free cash flow(1) over the five-year outlook totals approximately $2.9 billion.

• Return of capital(1) over the five-year outlook, including dividends and share repurchases, totals approximately $1.7 billion.

• Total debt(5) declines 55% to approximately $1 billion in 2028 and total debt to EBITDA(5) ratio improves to 0.5x.

To illustrate our sensitivity to changes in WTI, based on a constant US$80/bbl and US$90/bbl WTI price, over the five-year outlook, we expect to generate free cash flow(1) of $4.6 billion and $6.0 billion, respectively.

(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(2) Five-year outlook pricing assumptions: WCS differential - US$15/bbl in 2024, US$12/bbl in 2025-2028; NYMEX Gas -  US$3.50/MMbtu in 2024, US$3.75/MMbtu in 2025-2028; Exchange Rate (CAD/USD) - 1.35.

(3) Reinvestment rate is calculated as E&D expenditures expressed as a percentage of EBITDA for the applicable period.

(4) Includes impact of share buyback program.

(5) Calculated in accordance with the amended credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

Risk Management

We employ a disciplined commodity hedging program to help mitigate the volatility in revenue due to changes in commodity prices.

For the first half of 2024, we have entered into hedges on approximately 40% of our net crude oil exposure utilizing two way collars with a floor price of US$60/bbl and a ceiling price of US$100/bbl. For the second half of 2024, we have entered into hedges on approximately 25% of our net crude oil exposure utilizing two way collars with a floor price of US$60/bbl and a ceiling price of US$98/bbl.

2024 Guidance

The following table summarizes our 2024 annual guidance.

Exploration and development expenditures	$1.2 - $1.3 billion
Production (boe/d)	150,000 - 156,000

Expenses:
Average royalty rate (1)	~ 23%
Operating (2)	$11.25 - $12.00/boe
Transportation (2)	$2.35 - $2.55/boe
General and administrative (2)	$92 million ($1.65/boe)
Interest (2)	$190 million ($3.40/boe)
Current Income Taxes (2)	$40 million ($0.72/boe)

Leasing expenditures	$12 million
Asset retirement obligations	$30 million

2024 Adjusted Funds Flow (3) Sensitivities

($ millions)
Change of US$5.00/bbl WTI crude oil	$215
Change of US$1.00/bbl WCS heavy oil differential	$15
Change of US$0.50/MMbtu NYMEX natural gas	$19
Change of $0.01 in the C$/US$ exchange rate	$18

Exploration and Development Expenditures and Wells On-Stream

Operating Area	Amount (4) ($ millions)	Wells On-stream (net)
United States (5)	$790	62
Canada	$460	188
Total	$1,250	250

(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(2) Supplementary financial measure calculated as operating, transportation, general and administrative, cash interest expense, or current income taxes divided by barrels of oil equivalent production volume for the applicable period.

(3) Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

(4) Reflects the mid-point of the exploration and development expenditures guidance range.

(5) Based on a Canadian-U.S. exchange rate of 1.35 CAD/USD.

2024 Breakdown of Exploration and Development Expenditures

Classification	Amount (1) ($ millions)

Drill, completion and equipping	$1,150
Facilities	$50
Land, seismic and other	$30
Environmental stewardship	$20
Total	$1,250

(1) Reflects the mid-point of the exploration and development expenditures guidance range.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement. Specifically, this press release contains forward-looking statements relating to but not limited to: our 2024 exploration and development expenditures budget and the anticipated effect of such expenditures on average annual production; our plans regarding Pembina Duvernay, our Clearwater and Mannville heavy oil acreage and our performance in Eagle Ford; our commitment to shareholder returns and the anticipated benefits therefrom; our commitment to allocate capital to generate meaningful free cash flow; anticipated free cash flow for 2024; our expectations regarding the amount of exploration and development expenditures as a percentage of EBITDA; our expectations regarding our capital program, its effect on capital efficiencies and the anticipated timing and benefits thereof; the allocation as between certain assets of our exploration and development expenditures; our plans regarding the allocation of free cash flow to share buybacks, our base dividend and our balance sheet and anticipated amount and benefits therefrom; the percentage of our net crude exposure that is hedged for 2024; our drilling plans for 2024 and the anticipated locations and the timing thereof; our plans to improve drilling and completion costs; the composition of our forecasted 2024 production; our expected 2023 year-end total debt and 2024 total debt to EBITDA ratio; expectations regarding our five-year outlook, including forecasted production, reinvestment rate, production growth per share, free cash flow per share, free cash flow, return of capital, total debt, total debt to EBITDA and anticipated shareholder returns, and the sensitivity of certain measures due to changes in pricing; our commitments and goals in respect of our five-year outlook; our 2024 budget, including estimated 2024 free cash flow, adjusted funds flow, reinvestment rate, production growth, capital efficiencies, capital allocation, and allocation to shareholder returns; our 2024 guidance, including exploration and development expenditures (including by operating area and classification), production, average royalty rate, expenses (operating, transportation, general and administrative, interest and current income taxes), leasing expenditures and asset retirement obligations; our 2024 estimated adjusted funds flow sensitives; and other similar statements.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; exploration and development expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; availability of skilled labour; timing and amount of capital expenditures; our future costs of operations are as anticipated; the timing of drilling and completion of wells is as anticipated; that we will have sufficient cash flow, debt or equity sources or other financial resources required to fund our capital and operating expenditures and requirements as needed; that our conduct and results of operations will be consistent with our expectations; that we will have sufficient financial resources in the future to allocate to shareholder returns; current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated); the assumptions set forth in this press release; and other matters. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; risks associated with our ability to develop our properties and add reserves; the impact of an energy transition on demand for petroleum productions; changes in income tax or other laws or government incentive programs; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; the availability and cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; risks associated with large projects; costs to develop and operate our properties; public perception and its influence on the regulatory regime; current or future control, legislation or regulations; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; results of litigation; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks of counterparty default; the impact of Indigenous claims; risks associated with expansion into new activities; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; risk that we may not achieve our guidance and five-year outlook due to various factors; risk that our anticipated drilling plans may change; risk that we may not have sufficient financial resources in the future to allocate to forecasted shareholder returns; risk that our actual results of operations is different from that set forth herein; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2022, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The future acquisition by Baytex of its shares pursuant to a share buyback program, if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex will be subject to the discretion of the Baytex Board of Directors and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on Baytex under applicable corporate law and receipt of regulatory approvals. There can be no assurance that Baytex will buyback any shares in the future.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This press release contains information, including in respect of our 2024 budget, five-year outlook and 2024 guidance, that may be considered a financial outlook under applicable securities laws about Baytex, which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth herein. The actual results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies. The financial outlook contained in this press release was made as of the date of this press release and was included in order to provide readers with a more complete perspective on Baytex's future operations and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, Baytex undertakes no obligation to update such financial outlook. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Dividend Advisory

Future dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the common shares (including the actual amount, the declaration date, the record date and the payment date) will be subject to the discretion of the Board of Directors of Baytex and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. There can be no assurance that we will pay dividends in the future. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Specified Financial Measures

In this press release, we refer to certain specified financial measures (such as free cash flow, free cash flow per share, return of capital, average royalty rate and total sales, net of blending and other expense) which do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

Non-GAAP Financial Measures and Ratios

Free cash flow in this press release may refer to a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's MD&A. Cumulative free cash flow is calculated consistently with free cash flow and sums together the forecasted free cash flow during the five-year outlook period (2024-2028). The most directly comparable financial measure for free cash flow disclosed in the Company's primary financial statements is cash flow from operating activities. For the three-months ended and nine-months ended September 30, 2023, cash flow from operating activities was $444.0 million and $821.3 million respectively and free cash flow was $158.4 million and $252.8 million respectively. For information on the composition of free cash flow and how the Company uses this measure, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2023, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca. Free cash flow per share is calculated as free cash flow at an assumed WTI price divided by the number of shares outstanding during the applicable period. This measure is used by management to compare against earnings per share metrics.

Average royalty rate is used calculated as royalties divided by total sales, net of blending and other expense which is a non-GAAP measure. Total sales, net of blending and other expense may refer to a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's MD&A. The most directly comparable financial measure for total sales, net of blending and other expense disclosed in the Company's primary financial statements is petroleum and natural gas sales For the three-months ended and nine-months ended September 30, 2023, petroleum and natural gas sales was $1.2 billion and $2.3 billion respectively and total sales, net of blending and other expense was $1.1 billion and $2.2 billion respectively. For information on the composition of total sales, net of blending and other expense and average royalty rate and how the Company uses these measures, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2023, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca.

Return of capital is comprised of dividends declared and repurchase of common shares and is used to measure the amount of capital returned to shareholders during a given period. Cumulative return of capital is calculated consistently with return of capital and sums together the forecasted free cash flow during the five-year outlook period (2024-2028). Return of capital in this press release may refer to a forward-looking non-GAAP measure and is calculated consistently with the historical return of capital. Historical return of capital for the three months ended and nine-months ended September 30, 2023 is calculated below.

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Dividends declared	$19,138	$-	$19,138	$-
Repurchase of common shares	89,266	78,790	89,266	141,254
Return of capital	$108,404	$78,790	$108,404	$141,254

Capital Management Measures

Adjusted funds flow

This press release contains the term "adjusted funds flow", which is a capital management measure. We believe that the inclusion of this capital management measures provides useful information to financial statement users when evaluating the financial results of Baytex. Adjusted funds flow is calculated consistently with the measures disclosed in the Company's MD&A. The most directly comparable financial measure for adjusted funds flow disclosed in the Company's primary financial statements is cash flow from operating activities. For the three-months ended and nine-months ended September 30, 2023, cash flow from operating activities was $444.0 million and $821.3 million, respectively. For the three-months ended and nine-months ended September 30, 2023, adjusted funds flow was $581.6 million and $1.1 billion, respectively. For information on the composition of this measure and how the Company uses it, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2023, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  The use of boe amounts may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains certain oil and gas metrics, including capital efficiencies, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

This press release contains certain oil and gas metrics, including capital efficiencies, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com